EXHIBIT 77-N


On August 13, 1999, we confirmed by telephone to the staff of the Division of Investment Management that the State Street Navigator Securities Lending Trust Prime
Portfolio held certain debt obligations (the Obligations) issued by General American Life Insurance Company. The approximate principal amount of the Obligations held by the Fund and the approximate percentage of the Funds net assets represented by the Obligations, as of June 30, 1999, were as follows:




NAME OF FUND 					State Street Navigator
					 Securities Lending
					 Prime Portfolio

APPROXIMATE PRINCIPAL
AMOUNT OF OBLIGATIONS HELD
(in Millions)      			$50

APPROXIMATE PERCENTAGE
OF FUNDS NET ASSETS
REPRESENTED BY THE OBLIGATIONS	0.49%


The Fund has an unconditional right upon demand to receive payment of the outstanding principal of the Obligations it holds plus accrued interest thereon, which demand may be made at any time upon not more than thirty days notice. On August 2, 1999 the Fund submitted a proper demand for the entire amount of the principal and accrued interest on the Obligations it held. Shortly thereafter, General American announced that it would not be paying on certain seven day puts which were submitted at the same time.

An in person board meeting was held on August 12, 1999, where the board members were fully apprised of the situation. Subsequently, two telephonic meetings of the Board of Trustees of the Fund were held on August 19, 1999 and August 26, 1999. At these meetings the Trustees approved the valuation methodology on a fair market value basis, and determined that disposal of the obligations by sale would not be in the Funds best interest. The Fund also agreed to General Americans proposal to extend the maturity date of the thirty day put option in return for partial payment of principal. The Board of Trustees and management are continuing to monitor the status of this investment.
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